**Mail Stop 3561**

November 28, 2007

<u>VIA FACSIMILE (713-779-9862) and U.S. MAIL</u>

Mr. Zak Elgamal, Chief Executive Officer
American Surgical Holdings, Inc.
10039 Bissonnet Street, Suite # 250
Houston, TX 77036-7852

> **Re:** **American Surgical Holdings, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 21, 2007**
> **File No. 0-50354**

Dear Mr. Elgamal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you intend to file restated financial statements. Please tell us when you will file them.

2. Please quantify the amounts of omitted disclosure and financial statement revisions that will be provided in the amended Form 10KSB. Explain, and quantify, how the changes in Form 10KSB will affect the Forms 10QSB filed during 2006.

3.  Provide a new letter from the accountants regarding the revised disclosure, as necessary.

4.  When you amend your periodic reports to file the restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of your disclosure controls and procedures.  See Item 307 of Regulation S-B.  If the officers conclude that the disclosure controls and procedures were effective despite the restatement, describe the basis for the officers' conclusions.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　　　You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Tia Jenkins at (202) 551-3871, if you have any questions.

　　　　　　　　　　　　　　Sincerely,


　　　　　　　　　　　　　　Tia L. Jenkins
　　　　　　　　　　　　　　Senior Assistant Chief Accountant
　　　　　　　　　　　　　　Office of Beverages, Apparel
　　　　　　　　　　　　　　and Health Care Services